UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 11-K

☒ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2011

OR
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 033-36383

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011. Supplemental Schedules as of December 31, 2011, and Report of Independent Registered Public Accounting Firm

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PICO HOLDINGS, INC.
7979 Ivanhoe Avenue, Suite 300
La Jolla, California  92037

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2011	11

Form 5500 — Schedule I, Part I

Form 5500 — Schedule H, Part IV

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees of and Participants in the
PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust
San Diego, CA

We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

San Diego, CA
June 28, 2012

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Cash and cash equivalents	$4,949	$1,205
Participant-directed Investments - at fair value:
Mutual funds	8,053,024	7,754,031
Common stock - PICO Holdings, Inc.	1,511,395	2,332,466
Stable value fund	1,598,801	1,483,780
Total participant-directed investments - at fair value	11,163,220	11,570,277

Receivables — employer’s profit-sharing contribution		411,902

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	11,168,169	11,983,384

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(42,319)	(29,565)
NET ASSETS AVAILABLE FOR BENEFITS	$11,125,850	$11,953,819

The accompanying notes are an integral part of these financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

2011

ADDITIONS:
Contributions:
Participant contributions	$541,548
Rollover contributions	60,562
Employer contributions	267,088
Total contributions	869,198

Investment income (loss):
Net depreciation in fair value of investments	(1,190,079)
Interest and dividends	277,831

Net investment loss	(912,248)

DEDUCTIONS — Benefits paid to participants	784,919

DECREASE IN NET ASSETS	(827,969)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,953,819
End of year	$11,125,850

The accompanying notes are an integral part of these financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1. DESCRIPTION OF PLAN

The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution 401(k) profit-sharing plan covering eligible employees as defined in the Plan Agreement of PICO Holdings, Inc. (the “Company” and “Plan Sponsor”). The trustees of the Plan control and manage the operation of the Plan. The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. Mid Atlantic Trust Company is the Plan custodian and the record-keeper of the Plan is Columbia Retirement Administrators (“Record Keeper”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and has been designed to be qualified for tax-exempt status by the Internal Revenue Service ("IRS").
Contributions - Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, currently $16,500. The Plan Sponsor matches up to 5% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor's matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor. As of the date of this filing, no such additional discretionary contributions had been made for the year ended December 31, 2011.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer matching contributions, and allocations of (a) the Plan Sponsor's discretionary profit-sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable. Forfeited balances of terminated participants' nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants, and any remainder is used to reduce Plan expenses.
Investments - Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer matching contributions, and discretionary profit-sharing amounts. A participant chooses from a number of different mutual fund options, including a common collective trust fund. In addition, participants are able to invest in the stock of the Plan Sponsor.
Vesting - Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Participants become partially vested in the discretionary profit-sharing employer contributions after two years of service and fully vested after six years of service.
Vesting in the Plan Sponsor's discretionary profit-sharing contribution portion of their accounts, plus actual earnings thereon, is based on years of service in accordance with the following schedule:

Years of Service	Percentage

Less than 2	—
2	20
3	40
4	60
5	80
6 or more	100

Participant Loans - Loans to participants are not permitted under the Plan.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump‑sum amount equal to the value of the participant's vested interest or annual installments. If the value of the participant's account is $1,000 or less, the trustee shall distribute the entire vested account to the participant. No such amounts were payable at December 31, 2011 and 2010.
Forfeited Accounts - At December 31, 2011 and 2010, forfeited nonvested accounts totaled $2,256 and $26,561, respectively. For the year ended December 31, 2011, forfeited nonvested accounts of $26,561 were used to reduce the employer profit-sharing payment for 2010, and forfeited nonvested accounts of $1,844 were used to reduce plan expenses. For the year ended 2010, forfeited nonvested accounts of $4,455 were used to reduce employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting -The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition- The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds and Plan Sponsor common stock are valued at quoted market prices.
The Union Bond and Trust Company Stable Value Fund ("Stable Value Fund"), a common collective trust fund, may invest in fixed-interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed-income securities. Common collective trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment income for such investments.
Administrative Expenses - The Plan's expenses are paid by the Plan Sponsor.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. At December 31, 2011 and 2010, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but have not yet been paid.

Recently Issued Accounting Standards - In January 2010, the Financial Accounting Standards Board ("FASB") issued an accounting standards update for improving disclosures about fair value measurements. This update requires companies to reconcile changes in Level 3 assets and liabilities by separately providing information about Level 3 purchases, sales, issuances, and settlements on a gross basis effective for the year ended December 31, 2011 for the Plan. The adoption in 2010 and 2011 did not materially affect the Plan's financial statements.
In May 2011, the FASB issued guidance on amendments to achieve common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards, which amends previously issued accounting guidance. This guidance also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the guidance provides stipulations on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3. FAIR VALUE MEASUREMENTS

The FASB accounting guidance on fair value measurements and disclosures provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The Plan's policy is to recognize significant transfers between levels at the end of the reporting period.
Asset Valuation Techniques
The Company's common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company's common stock is categorized as Level 1.
Shares of registered investment companies held are categorized as Level 1. They are valued at quoted market prices that represent the net asset value of shares held at Plan year-end.
Investments in common collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common collective trust funds are categorized as Level 2.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2011 and 2010:

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
December 31, 2011	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Domestic stock funds	$4,214,568			$4,214,568
Balanced funds	71,375			71,375
International stock funds	1,149,496			1,149,496
Fixed income funds	2,614,860			2,614,860
Money market funds	2,725			2,725
Total mutual funds	8,053,024			8,053,024
Common stock(1)	1,511,395			1,511,395
Stable value fund		$1,598,801		1,598,801
Total	$9,564,419	$1,598,801		$11,163,220

(1) Represents a party-in-interest to the Plan.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
December 31, 2010	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Domestic stock funds	$3,920,667			$3,920,667
Balanced funds	40,667			40,667
International stock funds	1,491,222			1,491,222
Fixed income funds	2,274,799			2,274,799
Money market funds	26,676			26,676
Total mutual funds	7,754,031			7,754,031
Common stock(1)	2,332,466			2,332,466
Stable value fund		$1,483,780		1,483,780
Total	$10,086,497	$1,483,780		$11,570,277

(1) Represents a party-in-interest to the Plan.

For the years ended December 31, 2011, and 2010, there were no significant transfers in or out of Levels 1 and 2.

4. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated October 8, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since the latest determination letter. However, the Plan Sponsor believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC. The Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Plan management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability, asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2008.

5. INVESTMENTS

The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2011 and 2010, consisted of the following:

	2011	2010

PICO Holdings, Inc., common stock(1)	$1,511,395	$2,332,466
Common Collective Trusts — Stable Value Fund at contract value	$1,556,482	$1,454,215
Mutual funds:
Royce Premier Fund	$1,157,518	$1,203,456
Columbia Intermediate Bond Z	$1,414,524	$1,261,393
Europacific Growth Fund	$570,319	$700,166
Growth Fund of America	$666,999	$611,164
Blackrock Equity Dividend	$579,836
Dreyfus Emerging Markets		$671,822

(1) Represents a party-in-interest to the Plan

During the year ended December 31, 2011, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated as follows:

2011

Net depreciation in fair value of investments whose fair value was determined by quoted market price:
Common stock	$(796,714)
Mutual funds	(393,365)

Net depreciation in fair value of investments	$(1,190,079)

6. RELATED-PARTY TRANSACTIONS

Plan investments include common stock of PICO Holdings, Inc., who is also the Plan Sponsor. Mid Atlantic Trust Company is the Plan custodian and Columbus Retirement Administrators is the record-keeper. The Plan Sponsor pays administrative expenses of the Plan, which totaled approximately $5,519 and $3,325 in 2011 and 2010, respectively.

7. STABLE VALUE FUND

The stable value fund (the “Fund”) is a collective investment trust under the trusteeship of Union Bond & Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's net asset value, based upon the closing value per unit of the Fund, which is determined daily following the close of regular trading on the New York Stock Exchange. The Fund's net asset value was $23.12 and $23.62 at December 31, 2011 and 2010, respectively. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.

It is the policy of the Fund to use its best efforts to maintain a stable net asset value, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Redemption Restrictions of the Fund -The Fund has redemption restrictions for participant-directed transfers to competing investment options, permitted participant withdrawals and transfers, and Plan Sponsor-directed withdrawals or liquidations.

•	Participant-directed transfers to competing investments must be held in a non-competing investment option for a minimum of 90 days before a transfer to a competing option may occur.
•
Permitted participant withdrawals and transfers are typically processed daily. However, the Fund trustee may, at its discretion in the best interest of the Fund, delay such withdrawals for no more than 30 days.

•	Plan Sponsor-directed withdrawals or liquidation require a 12 month advance written notice.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2011 and 2010, the Plan held 73,440 and 73,348 shares, respectively, of PICO Holdings, Inc. common stock, the Plan Sponsor, with a cost basis of $1,473,242 and $1,529,246, respectively. During the year ended December 31, 2011, the Plan recorded no dividend income from such shares.

9. PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULES

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST
Employer ID Number: 94-2723335
Plan Number: 004

FORM 5500, SCHEDULE I, PART I — INVESTMENTS
AS OF DECEMBER 31, 2011

	Description	Number of shares / units	Market Value	Percentage of Net Assets
	Invesco Energy Mutual Fund Class Institutional	6,254	$242,145	2.2%
	T. Rowe Price Trust Company Health Sciences Fund	7,243	236,127	2.1%
	American Funds Balanced Mutual Fund Class R-6	3,920	71,375	0.6%
	Aston/Montag & Caldwell Growth Fund Class I	4,605	105,827	0.9%
	BlackRock Equity Dividend Fund Investor A Shares	31,947	579,836	5.2%
	Baron Growth Fund Retail Shares	4,229	215,700	1.9%
	Cohen & Steers Realty Shares	4,629	281,564	2.5%
	Columbia Intermediate Bond Fund Class Z	152,427	1,414,524	12.8%
	Fidelity Low Priced Stock Fund	2,440	87,168	0.8%
	American Funds EuroPacific Growth Fund Class R-6	16,235	570,319	5.1%
	Franklin Gold & Precious Metals Fund Class A	5,569	203,164	1.8%
	Columbia Emerging Markets Fund Class Z	24,547	216,748	1.9%
	American Funds Growth Fund of America; R-6	23,224	666,999	6.0%
	American Funds Intermediate Bond Fund of America Class R-6	11,079	151,005	1.4%
	Western Asset Money Market Fund Class A (Forfeiture account)	2,256	2,256	0.0%
	Oppenheimer Developing Markets Fund Class Y	6,876	199,184	1.8%
	Oppenheimer Commodity Strategy Total Return Fund Class Y	4,357	14,596	0.1%
	Wintergreen Advisers, LLC Wintergreen Fund Investor Class	6,505	91,658	0.8%
	Oakmark International Fund Class I	5,619	92,998	0.8%
	Royce Premier Fund Investment Class	62,501	1,157,518	10.5%
	T. Rowe Price Trust Company International Bond Fund	35,469	345,464	3.1%
	Templeton Frontier Markets Fund Class A	5,424	70,246	0.6%
	Templeton Global Bond Fund Class A	11,703	145,233	1.3%
	Vanguard Inflation-Protected Securities Fund Investor Shares	32,339	456,300	4.1%
	Vanguard Long Term US Treasury Fund Investor Shares	7,671	102,335	0.9%
	Vanguard 500 Index Fund Investor Class	2,869	332,266	3.0%
	Invesco STIT Liquid Assets Reserve	469	469	0.0%

	Common Collective Trust Funds
	Union Bond & Trust Company Stable Value Fund, at fair value	67,322	1,598,801	14.3%

	Employer securities
*	PICO Holdings, Inc. Common Stock	73,440	1,511,395	13.5%

	Total Investments		$11,163,220
*	Represents a party-in-interest to the Plan.

	Cost information is not required for participant-directed investments and there fore, is not included.

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST
Employer ID Number: 94-2723335
Plan Number: 004

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

	Total That Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan			$916.67

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PICO HOLDINGS, INC. EMPLOYEES
401(k) RETIREMENT PLAN AND TRUST

Date:	June 28, 2012	By:	/s/	John T. Perri
John T. Perri
Vice President and Chief Accounting Officer
(Authorized Signatory)